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May 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jessica Dickerson
Joe McCann

Re:	TuHURA Biosciences, Inc.
Registration Statement on Form S-4
Filed February 7, 2025
File No. 333-284787

Ladies and Gentlemen:

This letter is submitted on behalf of TuHURA Biosciences, Inc. (the “Company” or “TuHURA”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 (File No: 333-284787), initially filed on February 7, 2025 (the “Registration Statement”), as set forth in the Staff’s letter dated February 20, 2025 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Registration Statement, and page references in the response refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

General

1.

We note that your proxy statement/prospectus includes your annual and interim financial statements, as well as annual and interim financial statements for Kintara Therapeutics, Inc. and Kineta, Inc. However, we note that the proxy statement/prospectus only includes a management’s discussion and analysis for the periods covered by your interim financial statements and Kineta’s interim financial statements. Please revise your proxy statement/prospectus to include a management’s discussion and analysis covering all the periods covered by the financial statements included in the proxy statement/prospectus. Refer to Item 303(b) of Regulation S-K and Instruction 1 thereto.

RESPONSE: For the information of the Staff, subsequent to the initial filing of the Registration Statement and the filing of this Amendment, each of TuHURA and Kineta, Inc. (“Kineta”) has filed its respective Annual Report on Form 10-K for its fiscal year ended December 31, 2024. Accordingly, the audited annual financial statements as of

U.S. Securities and Exchange Commission

May 6, 2025

and for the year ended December 31, 2024 for each of TuHURA and Kineta have been included in this Amendment, and therefore interim financial statements of TuHURA and Kineta are no longer included in the Registration Statement. Correspondingly, the management discussion and analysis for each of TuHURA and Kineta have been updated to cover the full 2024 and 2023 fiscal years.

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U.S. Securities and Exchange Commission

May 6, 2025

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the Staff of the Commission have any questions or comments with respect to the foregoing, please contact me at (813) 225-4122 or via email at ccreely@foley.com.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely
Foley & Lardner LLP

cc:	James A, Bianco, M.D., TuHURA Biosciences, Inc.

Craig Philips, Kineta, Inc.

Garrett Bishop, Foley & Lardner LLP

Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP